UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

NEW FRONTIER HEALTH CORPORATION

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G6461G 106

(CUSIP Number)

Carl Wu

New Frontier Public Holding Ltd.

Unit 3004, Garden Square,

No. 968, Beijing West Road,

Jing’An, Shanghai, China

852-3703-3251

Copy to:

Yang Wang

Simpson Thacher & Bartlett LLP
3901 China World Tower

1 Jianguomenwai Avenue

Beijing 100004, China

86-10-5965-2976

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*        This Schedule constitutes Amendment No. 5 to the Schedule 13D on behalf of New Frontier Public Holding Ltd. and Vivo Capital IX (Cayman), LLC filed as of December 30, 2019, Amendment No. 4 to the Schedule 13D on behalf of Nan Fung Group Holdings Limited, Sun Hing Associates Limited, NF SPAC Holding Limited, filed as of January 2, 2020, Amendment No. 3 to the Schedule 13D on behalf of each of Carnival Investments Limited, Mr. Kam Chung Leung, Ms. Roberta Lipson, Max Rising International Limited, Mr. Carl Wu, Mr. Ying Zeng, Brave Peak Limited, Aspex Master Fund, Aspex Management (HK) Limited, Mr. Ho Kei Li, Smart Scene Investment Limited and LY Holding Co., Limited, filed as of February 16, 2021, Amendment No. 3 to the Schedule 13D on behalf of Fosun Industrial Co., Limited and Shanghai Fosun Pharmaceutical (Group) Co., Ltd., filed as of December 30, 2019, Amendment No. 2 to the Schedule 13D on behalf of each of Strategic Healthcare Holding Ltd., Advance Data Services Limited, Yunqi China Special Investment A, MY Asian Opportunities Master Fund, L.P. and Smart Will Investments Limited, filed as of August 6, 2021, and Amendment No. 1 to the Schedule 13D on behalf of each of Star Advantage Global Limited, Golden Majestic Investments Limited, Apex Strategic Ventures Limited and Junson Development International Limited, filed as of October 5, 2021.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS New Frontier Public Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,546,625(1)
	9	SOLE DISPOSITIVE POWER 17,012,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,546,625(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.3%(2)
14.	TYPE OF REPORTING PERSON OO

(1)	Includes (i) 9,542,500 ordinary shares of the Issuer, par value $0.0001 per share (“Ordinary Shares”) held directly by NFPH (as defined below), (ii) 7,470,000 Ordinary Shares underlying warrants held by NFPH, (iii) 17,605,000 Ordinary Shares that are subject to certain Letter Agreements, each dated as of December 17, 2019 and as described in Item 4 of the Original Schedule 13D, including 3,280,000 Ordinary Shares underlying warrants, (iv) 22,929,125 Ordinary Shares subject to the Irrevocable Proxies, including 3,975,750 Ordinary Shares underlying warrants. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5. Neither the filing of this Amendment No. 5 (as defined below) nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Ordinary Shares referred to under the foregoing prong (iii) or (iv) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	Based on 131,847,694 Ordinary Shares outstanding as of June 4, 2021, as disclosed in the Issuer’s Form 20-F, filed on June 4, 2021, and assumes that all of the 14,725,750 warrants held by the Reporting Person (as defined below), or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS Strategic Healthcare Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 451,439(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 451,439(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451,439(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,847,694 Ordinary Shares outstanding as of June 4, 2021, as disclosed in the Issuer’s Form 20-F, filed on June 4, 2021.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS Carnival Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,825,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,825,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,825,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes (x) (i) 600,000 Ordinary Shares, and (ii) 300,000 Ordinary Shares underlying the public warrants owned by the Reporting Person in the Issuer’s initial public offering, and (y) (i) 1,575,000 Ordinary Shares, and (ii) 350,000 Ordinary Shares underlying the forward purchase warrants, held of record by the Reporting Person. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,847,694 Ordinary Shares outstanding as of June 4, 2021, as disclosed in the Issuer’s Form 20-F, filed on June 4, 2021, and assumes that all of the 650,000 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS Kam Chung Leung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,998,064(1)
	9	SOLE DISPOSITIVE POWER 2,825,000(2)
	10	SHARED DISPOSITIVE POWER 17,463,939(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,998,064(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.6%(4)
14.	TYPE OF REPORTING PERSON IN

(1)	The Reporting Person shares voting power over the securities beneficially owned by NFPH and SHH (as defined below).

(2)	Includes (x) (i) 600,000 Ordinary Shares, and (ii) 300,000 Ordinary Shares underlying the public warrants purchased by entities affiliated with the Reporting Person in the Issuer’s initial public offering, and (y) (i) 1,575,000 Ordinary Shares, and (ii) 350,000 Ordinary Shares underlying the forward purchase warrants, held of record by the Reporting Person or entities affiliated with the Reporting Person. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(3)	The Reporting Person shares dispositive power over the securities held or deemed to be held by NFPH and SHH. The interests shown include (i) 9,542,500 Ordinary Shares held of record by NFPH, (ii) 7,470,000 Ordinary Shares underlying the private placement warrants held of record by NFPH, and (iii) 451,439 Ordinary Shares held of record by SHH.

(4)	Based on 131,847,694 Ordinary Shares outstanding as of June 4, 2021, as disclosed in the Issuer’s Form 20-F, filed on June 4, 2021, and assumes that all of the 14,725,750 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS Roberta Lipson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,872,831(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,872,831(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,872,831(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%(2)
14.	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 1,227,251 Ordinary Shares held by the Reporting Person in her personal capacity, (ii) 3,282,032 Ordinary Shares that the Reporting Person has the right to acquire upon exercise of options prior to January 25, 2026, (iii) 2,363,548 Ordinary Shares held of record by the Daniel Lipson Plafker Trust, Benjamin Lipson Plafker Trust, Jonathan Lipson Plafker Trust, Ariel Benjamin Lee Trust and Lipson 2021 GRAT, for which the Reporting Person acts as the trustee. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,847,694 Ordinary Shares outstanding as of June 4, 2021, as disclosed in the Issuer’s Form 20-F, filed on June 4, 2021, and assumes that all of the 3,282,032 options held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS Max Rising International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,412,500(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,412,500(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,412,500(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes (x) (i) 300,000 Ordinary Shares, and (ii) 150,000 Ordinary Shares underlying the public warrants owned by the Reporting Person in the Issuer’s initial public offering, and (y) (i) 787,500 Ordinary Shares, and (ii) 175,000 Ordinary Shares underlying the forward purchase warrants, held of record by the Reporting Person. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,847,694 Ordinary Shares outstanding as of June 4, 2021, as disclosed in the Issuer’s Form 20-F, filed on June 4, 2021, and assumes that all of the 325,000 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS Carl Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,998,064(1)
	9	SOLE DISPOSITIVE POWER 1,412,500(2)
	10	SHARED DISPOSITIVE POWER 17,463,939(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,998,064 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.6%(4)
14.	TYPE OF REPORTING PERSON IN

(1)	The Reporting Person shares voting power over the securities beneficially owned by NFPH and SHH.

(2)	Includes (x) (i) 300,000 Ordinary Shares, and (ii) 150,000 Ordinary Shares underlying the public warrants purchased by entities affiliated with the Reporting Person in the Issuer’s initial public offering, and (y) (i) 787,500 Ordinary Shares, and (ii) 175,000 Ordinary Shares underlying the forward purchase warrants, held of record by the Reporting Person or entities affiliated with the Reporting Person. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(3)	The Reporting Person shares dispositive power over the securities beneficially owned by NFPH and SHH. The interests shown include (i) 9,542,500 Ordinary Shares held of record by NFPH, (ii) 7,470,000 Ordinary Shares underlying the private placement warrants held of record by NFPH, and (iii) 451,439 Ordinary Shares held of record by SHH.

(4)	Based on 131,847,694 Ordinary Shares outstanding as of June 4, 2021, as disclosed in the Issuer’s Form 20-F, filed on June 4, 2021, and assumes that all of the 14,725,750 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS Ying Zeng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 216,250(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 216,250(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 216,250(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(2)
14.	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 168,750 Ordinary Shares and (ii) 47,500 Ordinary Shares underlying warrants. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,847,694 Ordinary Shares outstanding as of June 4, 2021, as disclosed in the Issuer’s Form 20-F, filed on June 4, 2021, and assumes that all of the 47,500 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS Vivo Capital IX (Cayman), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,300,000(1)
	9	SOLE DISPOSITIVE POWER 14,300,000(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,300,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%(2)
14.	TYPE OF REPORTING PERSON OO

(1)	Does not include Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,847,694 Ordinary Shares outstanding as of June 4, 2021, as disclosed in the Issuer’s Form 20-F, filed on June 4, 2021.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS NF SPAC Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,850,000(1)
	9	SOLE DISPOSITIVE POWER 7,850,000(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,850,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes (i) 7,150,000 Ordinary Shares held by NF SPAC Holding Limited, and (ii) 700,000 Ordinary Shares underlying warrants. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,847,694 Ordinary Shares outstanding as of June 4, 2021, as disclosed in the Issuer’s Form 20-F, filed on June 4, 2021, and assumes that all of the 700,000 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106; G6461G 114
1	NAME OF REPORTING PERSONS Sun Hing Associates Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,800,000(1)
	9	SOLE DISPOSITIVE POWER 1,800,000(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes (i) 1,200,000 Ordinary Shares held by Sun Hing Associates Limited, and (ii) 600,000 Ordinary Shares underlying warrants. Does not include Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,847,694 Ordinary Shares outstanding as of June 4, 2021, as disclosed in the Issuer’s Form 20-F, filed on June 4, 2021, and assumes that all of the 600,000 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS Nan Fung Group Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,930,000(1)
	9	SOLE DISPOSITIVE POWER 9,930,000(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,930,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes (i) 1,200,000 Ordinary Shares held by Sun Hing Associates Limited, (ii) 600,000 Ordinary Shares underlying warrants held by Sun Hing Associates Limited, (iii) 7,150,000 Ordinary Shares held by NF SPAC Holding Limited, (iv) 700,000 Ordinary Shares underlying warrants held by NF SPAC Holding Limited and (v) 280,000 Ordinary Shares underlying warrants held by Nan Fung Group Holdings Limited. Each of NF SPAC Holding Limited and Sun Hing Associates Limited is an indirect wholly-owned subsidiary of the Reporting Person. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,847,694 Ordinary Shares outstanding as of June 4, 2021, as disclosed in the Issuer’s Form 20-F, filed on June 4, 2021, and assumes that all of the 1,580,000 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS BRAVE PEAK LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,375,000(1)
	9	SOLE DISPOSITIVE POWER 6,375,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,375,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes (i) 4,875,000 Ordinary Shares held by Brave Peak Limited, and (ii) 1,500,000 Ordinary Shares underlying warrants. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,847,694 Ordinary Shares outstanding as of June 4, 2021, as disclosed in the Issuer’s Form 20-F, filed on June 4, 2021, and assumes that all of the 1,500,000 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS ASPEX MASTER FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,243,750(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,243,750(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,243,750(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes (i) 4,081,250 Ordinary Shares held by Aspex Master Fund, and (ii) 162,500 Ordinary Shares underlying warrants held by Aspex Master Fund. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,847,694 Ordinary Shares outstanding as of June 4, 2021, as disclosed in the Issuer’s Form 20-F, filed on June 4, 2021, and assumes that all of the 162,500 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS ASPEX MANAGEMENT (HK) LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,243,750(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,243,750(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,243,750(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%(2)
14.	TYPE OF REPORTING PERSON HC

(1)	Aspex Management (HK) Limited may be deemed to beneficially own (i) 4,081,250 Ordinary Shares held by Aspex Master Fund and (ii) 162,500 Ordinary Shares underlying warrants held by Aspex Master Fund. Aspex Management (HK) Limited expressly disclaims any such beneficial ownership. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5. Aspex Management (HK) Limited acts as the sole management company of Aspex Master Fund.

(2)	Based on 131,847,694 Ordinary Shares outstanding as of June 4, 2021, as disclosed in the Issuer’s Form 20-F, filed on June 4, 2021, and assumes that all of the 162,500 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS Ho Kei Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,243,750(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,243,750(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,243,750(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%(2)
14.	TYPE OF REPORTING PERSON HC

(1)	Mr. Ho Kei Li (“Mr. Li”) may be deemed to beneficially own (i) 4,081,250 Ordinary Shares held by Aspex Master Fund, and (ii) 162,500 Ordinary Shares underlying warrants held by Aspex Master Fund. Mr. Li expressly disclaims any such beneficial ownership. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5. Mr. Li holds 100% of the equity interests in Aspex Management (Cayman) Limited, which in turn holds 100% of equity interests in Aspex Management (HK) Limited.

(2)	Based on 131,847,694 Ordinary Shares outstanding as of June 4, 2021, as disclosed in the Issuer’s Form 20-F, filed on June 4, 2021, and assumes that all of the 162,500 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS SMART SCENE INVESTMENT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,847,694 Ordinary Shares outstanding as of June 4, 2021, as disclosed in the Issuer’s Form 20-F, filed on June 4, 2021.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS LY HOLDING CO., LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,375,000(1)
	9	SOLE DISPOSITIVE POWER 1,375,000(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes (i) 1,125,000 Ordinary Shares held by LY Holding Co., Limited, and (ii) 250,000 Ordinary Shares underlying warrants. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,847,694 Ordinary Shares outstanding as of June 4, 2021, as disclosed in the Issuer’s Form 20-F, filed on June 4, 2021, and assumes that all of the 250,000 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS Advance Data Services Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,850,000(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,850,000(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,850,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes (i) 3,150,000 Ordinary Shares, (ii) 400,000 Ordinary Shares underlying the public warrants owned by the Reporting Person in the Issuer’s initial public offering, and (iii) 300,000 Ordinary Shares underlying the forward purchase warrants, held of record by the Reporting Person. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,847,694 Ordinary Shares outstanding as of June 4, 2021, as disclosed in the Issuer’s Form 20-F, filed on June 4, 2021, and assumes that all of the 700,000 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS Yunqi China Special Investment A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,278,316(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,278,316(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,278,316 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,847,694 Ordinary Shares outstanding as of June 4, 2021, as disclosed in the Issuer’s Form 20-F, filed on June 4, 2021.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS MY Asian Opportunities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,137,507(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,137,507(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,137,507(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%(2)
14.	TYPE OF REPORTING PERSON OO

(1)	Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,847,694 Ordinary Shares outstanding as of June 4, 2021, as disclosed in the Issuer’s Form 20-F, filed on June 4, 2021.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS Smart Will Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,375,000(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,375,000(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,375,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes (i) 2,125,000 Ordinary Shares and (ii) 250,000 Ordinary Shares underlying warrants. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,847,694 Ordinary Shares outstanding as of June 4, 2021, as disclosed in the Issuer’s Form 20-F, filed on June 4, 2021, and assumes that all of the 250,000 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS Fosun Industrial Co., Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,400,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,400,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,400,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,847,694 Ordinary Shares outstanding as of June 4, 2021, as disclosed in the Issuer’s Form 20-F, filed on June 4, 2021.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS Shanghai Fosun Pharmaceutical (Group) Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,400,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,400,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,400,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,847,694 Ordinary Shares outstanding as of June 4, 2021, as disclosed in the Issuer’s Form 20-F, filed on June 4, 2021.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS Star Advantage Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 206,250(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 206,250(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,250(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes (i) 168,750 Ordinary Shares, and (ii) 37,500 Ordinary Shares underlying the forward purchase warrants, held of record by the Reporting Person. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,847,694 Ordinary Shares outstanding as of June 4, 2021, as disclosed in the Issuer’s Form 20-F, filed on June 4, 2021, and assumes that all of the 37,500 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS Golden Majestic Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 281,250(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 281,250(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,250(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes (x) (i) 50,000 Ordinary Shares, and (ii) 25,000 Ordinary Shares underlying the public warrants owned by the Reporting Person in the Issuer’s initial public offering, and (y) (i) 168,750 Ordinary Shares, and (ii) 37,500 Ordinary Shares underlying the forward purchase warrants, held of record by the Reporting Person. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,847,694 Ordinary Shares outstanding as of June 4, 2021, as disclosed in the Issuer’s Form 20-F, filed on June 4, 2021, and assumes that all of the 62,500 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS Apex Strategic Ventures Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 962,500(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 962,500(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 962,500(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes (i) 787,500 Ordinary Shares, and (ii) 175,000 Ordinary Shares underlying the forward purchase warrants, held of record by the Reporting Person. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,847,694 Ordinary Shares outstanding as of June 4, 2021, as disclosed in the Issuer’s Form 20-F, filed on June 4, 2021, and assumes that all of the 175,000 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

CUSIP No. G6461G 106
1	NAME OF REPORTING PERSONS Junson Development International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,451,910(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,451,910(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,451,910(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes (i) 1,026,910 Ordinary Shares, and (ii) 425,000 Ordinary Shares underlying warrants, held of record by the Reporting Person. Does not include certain Ordinary Shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. See Item 5.

(2)	Based on 131,847,694 Ordinary Shares outstanding as of June 4, 2021, as disclosed in the Issuer’s Form 20-F, filed on June 4, 2021, and assumes that all of the 425,000 warrants held by the Reporting Person, or as to which the Reporting Person may be deemed the beneficial owner, have been exercised.

END OF COVER PAGES

This Schedule constitutes Amendment No. 5 (the “Amendment No. 5”) to the Schedule 13D on behalf of New Frontier Public Holding Ltd. and Vivo Capital IX (Cayman), LLC filed as of December 30, 2019 (as amended to date, the “Original Schedule 13D”), Amendment No. 4 to the Schedule 13D on behalf of Nan Fung Group Holdings Limited, Sun Hing Associates Limited, NF SPAC Holding Limited, filed as of January 2, 2020, Amendment No. 3 to the Schedule 13D on behalf of each of Carnival Investments Limited, Mr. Kam Chung Leung, Ms. Roberta Lipson, Max Rising International Limited, Mr. Carl Wu, Mr. Ying Zeng, Brave Peak Limited, Aspex Master Fund, Aspex Management (HK) Limited, Mr. Ho Kei Li, Smart Scene Investment Limited and LY Holding Co., Limited, filed as of February 16, 2021, Amendment No. 3 to the Schedule 13D on behalf of Fosun Industrial Co., Limited and Shanghai Fosun Pharmaceutical (Group) Co., Ltd., filed as of December 30, 2019, Amendment No. 2 to the Schedule 13D on behalf of Strategic Healthcare Holding Ltd., Advance Data Services Limited, Yunqi China Special Investment A, MY Asian Opportunities Master Fund, L.P. and Smart Will Investments Limited, filed as of August 6, 2021, and Amendment No. 1 to the Schedule 13D on behalf of each of Star Advantage Global Limited, Golden Majestic Investments Limited, Apex Strategic Ventures Limited and Junson Development International Limited, filed as of October 5, 2021, relating to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of New Frontier Health Corporation, a Cayman Islands exempted company (the “Issuer”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect as to the applicable reporting persons thereof. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b), (c) and (f)

(1)	This statement is filed by (i) New Frontier Public Holding Ltd. (“NFPH”), (ii) Carnival Investments Limited (“Carnival”), (iii) Mr. Kam Chung Leung, (iv) Ms. Roberta Lipson, (v) Max Rising International Limited (“Max Rising”), (vi) Mr. Carl Wu, (vii) Mr. Ying Zeng, (viii) Vivo Capital IX (Cayman), LLC (“Vivo LLC”), (ix) NF SPAC Holding Limited (“NF SPAC”), Sun Hing Associates Limited (“Sun Hing”) and Nan Fung Group Holdings Limited (“NFGHL”, together with NF SPAC and Sun Hing, “Nan Fung”), (x) Brave Peak Limited (“Shimao”), (xi) Aspex Master Fund (“Aspex Fund”), Aspex Management (HK) Limited (“Aspex HK”), Mr. Ho Kei Li (collectively, “Aspex Parties”), (xii) Smart Scene Investment Limited (“Hysan”), (xiii) LY Holding Co., Limited (“LY”), (xiv) Strategic Healthcare Holding Limited (“SHH”), (xv) Advance Data Services Limited (“ADS”), (xvi) Yunqi China Special Investment A (“Yunqi”), (xvii) MY Asian Opportunities Master Fund, L.P. (“MYAO”), (xviii) Smart Will Investments Limited (“Smart Will”), (xix) Fosun Industrial Co., Limited (“Fosun Industrial”), (xx) Shanghai Fosun Pharmaceutical (Group) Co., Ltd. (“Fosun Pharma”, together with Fosun Industrial, “Fosun”), (xxi) Star Advantage Global Limited (“Star Advantage”), (xxii) Golden Majestic Investments Limited (“Golden Majestic”), (xxiii) Apex Strategic Ventures Limited (“Apex Strategic”) and (xxiv) Junson Development International Limited (“Junson”) (NFPH, Carnival, Mr. Kam Chung Leung, Ms. Roberta Lipson, Max Rising, Mr. Carl Wu, Mr. Ying Zeng, Vivo LLC, Nan Fung, Shimao, Aspex Parties, Hysan, LY, SHH, ADS, Yunqi, MYAO, Smart Will, Fosun, Star Advantage, Golden Majestic, Apex Strategic and Junson, collectively, the “Reporting Persons”, and each, a “Reporting Person”).

(2)	NFPH is a Cayman Islands exempted company owned and controlled by Mr. Kam Chung Leung and Mr. Carl Wu, formed solely for the purpose of investing in securities of the Issuer. The directors of NFPH are Mr. Kam Chung Leung and Mr. Carl Wu. The business address of NFPH is 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong.

(3)	Carnival is a British Virgin Islands Company limited by shares owned and controlled by Mr. Kam Chung Leung. Carnival solely engages in investment holding. The sole director of Carnival is Mr. Kam Chung Leung. The business address of Carnival is 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong.

(4)	Mr. Kam Chung Leung is a citizen of Hong Kong. Mr. Kam Chung Leung has been the chairman of the Issuer since its IPO. Mr. Kam Chung Leung is the group chairman of New Frontier Group Ltd., which he co-founded with Mr. Carl Wu in 2016. Mr. Kam Chung Leung is also the group chairman of Nan Fung Group, a leading Chinese conglomerate based in Hong Kong engaging in real estate and investment businesses. He is the sole member of Carnival. The business address of Mr. Kam Chung Leung is 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong.

(5)	Ms. Roberta Lipson is a citizen of the United States of America. Ms. Roberta Lipson is a director and the Chief Executive Officer of the Issuer. The business address of Ms. Roberta Lipson is c/o United Family Healthcare, Hengtong Office Park Building 7, Jiuxianqiao Road #10, Beijing, P.R.China.

(6)	Max Rising is a British Virgin Islands Company limited by shares owned and controlled by Mr. Carl Wu. Max Rising solely engages in investment holding. The sole director of Max Rising is Mr. Carl Wu. The business address of Max Rising is 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong.

(7)	Mr. Carl Wu is a citizen of Hong Kong. Mr. Carl Wu is a director and the chairman of the Executive Committee of the Issuer. Mr. Carl Wu is the sole member of Max Rising. The business address of Mr. Carl Wu is 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong.

(8)	Mr. Ying Zeng is a citizen of the People’s Republic of China. Mr. Ying Zeng serves as a director and the Chief Operating Officer of the Issuer. The business address of Mr. Ying Zeng is 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong.

(9)	Vivo LLC, a Cayman Islands limited liability company, is the general partner of Vivo Capital Fund IX (Cayman), L.P. (“Vivo LP”), a Cayman Islands exempted limited partnership and the record holder of 14,300,000 Ordinary Shares. The principal business of Vivo LLC is to provide investment services to the private investment funds it manages. The managing members of Vivo LLC are Frank Kung, Edgar Engleman, Shan Fu, Hongbo Lu, Mahendra Shah, Jack Nielsen and Michael Chang, none of whom has individual voting or investment power with respect to any Ordinary Shares as reported herein and each of whom disclaims beneficial ownership of such Ordinary Shares. The business address of Vivo LLC is c/o: Vivo Capital LLC, 192 Lytton Ave., Palo Alto, CA 94301.

(10)	Each of NF SPAC and Sun Hing is an indirect wholly-owned subsidiary of NFGHL. The members of the Executive Committee of NFGHL make investment decisions with respect to the securities directly and indirectly held by NFGHL and, therefore, the securities held by each of NF SPAC and Sun Hing. Mr. Kam Chung Leung, Mr. Frank Kai Shui Seto, Mr. Vincent Sai Sing Cheung, Mr. Pui Kuen Cheung, Mr. Kin Ho Kwok, Ms. Vanessa Tih Lin Cheung, Mr. Meng Gao and Mr. Chun Wai Nelson Tang are the members of the Executive Committee of NFGHL and therefore may be deemed to beneficially own the securities reported herein. Each of the members of the Executive Committee disclaims beneficial ownership of the securities reported herein. The business address of NFGHL and the correspondence address of NF SPAC and Sun Hing are 23rd Floor, Nan Fung Tower, 88 Connaught Road Central and 173 Des Voeux Road Central, Hong Kong.

(11)	Shimao is a British Virgin Islands company owned and controlled by Shimao Group Holdings Limited (formerly known as Shimao Property Holdings Ltd.). The principal executive officers of Shimao are Hui Wing Mau and Hui Mei Mei, Carol and the directors of Shimao are Hui Wing Mau and Hui Mei Mei, Carol. Shimao solely engages in investment holding. The correspondence address of Shimao is 38th Floor, Tower One, Lippo Centre, 89 Queensway, Hong Kong.

(12)	Aspex Fund is a Cayman Islands company. Aspex HK is a Hong Kong company and is wholly owned by Aspex Management (Cayman) Limited, which in turn is wholly owned by Mr. Li. The principal business of Aspex Fund is investment activities. The principal business of Aspex HK is to serve as the management company of Aspex Fund. Mr. Li is the founder of Aspex Fund, one of the three directors of Aspex Fund, the sole director and the chief investment officer of Aspex HK. Bonnie Fong is the chief operating officer of Aspex HK. Each of John Clive Lewis and Stephen John Rooney is a director of Aspex Fund. Mr. Li and Bonnie Fong are Hong Kong citizens. John Clive Lewis is a United Kingdom citizen. Stephen John Rooney is a New Zealand citizen. As of the date of this Schedule 13D, Aspex Fund does not have any executive officers. The business address of Aspex Parties and Bonnie Fong is 16th Floor, St. George’s Building, 2 Ice House Street, Hong Kong. The business address of John Clive Lewis is Grand Pavilion Commercial Centre, 1st Floor, 802 West Bay Road, P.O.Box 30599, KY1-1203, Grand Cayman Cayman Islands. The business address of Stephen John Rooney is 38 Loop Road, Kawarau Falls, Queenstown 9300, New Zealand.

(13)	Hysan is a Hong Kong limited liability company owned and controlled by Hysan Development Company Limited. Hysan solely engages in investment holding. The directors of Hysan are Mr. Lui Kon Wai and Mr. Hao Shu Yan. The business address of Hysan is 50/F, Lee Garden One, 33 Hysan Avenue, Hong Kong.

(14)	LY is a British Virgin Islands company owned and controlled by four trusts with Lion Trust (Singapore) Limited acting as trustee. The principal executive officer of LY is Mr. Ng Ka Lam and the directors of LY are Mr. Ng Ka Lam and Mr. Wei Ying-Chiao. LY solely engages in investment holding. The business address of LY is Room 3008, 968 Beijing West Road, Shanghai.

(15)	SHH is a British Virgin Islands company controlled by Mr. Kam Chung Leung and Mr. Carl Wu, formed solely for the purpose of investing in the healthcare business. The directors of SHH are Mr. Carl Wu, Mr. Kam Chung Leung, Mr. Meng Gao, Mr. Norman Sheung Ho Cheung, Mr. Ka Lam Ng, Mr. Ngai Fong Siu, Ms. Mei Mei Carol Hui, Mr. Lui Kon Wai, Mr. Ying Zeng, Mr. Shuo Wang and Mr. Hung Kit Thomas Sze. The business address of SHH is 23rd Floor, 299 QRC, 287-299 Queen’s Road Central, Hong Kong.

(16)	ADS is a British Virgin Islands company owned and controlled by Mr. Ma Huateng, formed solely for the purpose of investment holding. The business address of ADS is 29/F, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong.

(17)	Yunqi is a Cayman Islands limited liability company. The directors of Yunqi are Mr. Christopher Min Fan Wang, Mr. Michael Patrick Garrow, and Mr. Johannes Kaps. The business address of Yunqi is Unit 3703, 37/F, AIA Tower, 183 Electric Road, Hong Kong.

(18)	MYAO is a multi-strategy, event-driven hedge fund incorporated in the Cayman Islands and owned and controlled by MY.Alpha Management HK Advisors Limited. The business address of MY Asian Opportunities Master Fund, L.P. is Chater House, 8 Connaught Road, Suites 809-810, Hong Kong.

(19)	Smart Will is a British Virgin Islands company owned and controlled by a discretionary trust with HSBC International Trustee Limited acting as trustee. The directors of Smart Will are Mr. Lo Hong Sui, Vincent, Ms. Lo Bo Yue, Stephanie, Mr. Lo Adrian Jonathan Chun Sing and Mr. Chan Wai Kan. The business address is 34/F, Shui On Centre, 6-8 Harbour Road, Hong Kong.

(20)	Fosun Industrial is a company incorporated under the laws of Hong Kong. Fosun Industrial is principally engaged in foreign investment, sale and consultancy service of Chinese and western medicine, diagnostic reagent, medical device products and relevant import and export business. The address of its principal business office is Level 54, Hopewell Centre, 183 Queen's Road East, Hong Kong. Fosun Industrial is a wholly owned subsidiary of Fosun Pharma.

(21)	Fosun Pharma is a corporation organized under the laws of People’s Republic of China and listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange with its principal business address at No. 1289 Yishan Road (Building A, Fosun Technology Park), Shanghai 200233, People’s Republic of China. Fosun Pharma strategically operates businesses in the pharmaceutical and health industry, including pharmaceutical manufacturing, medical devices and medical diagnosis, and healthcare services. Through its investment in Sinopharm Group Co., Ltd., Fosun Pharma’s business extends to pharmaceutical distribution and retail. Fosun Pharma is a subsidiary of, and is beneficially held approximately 39.39% by, Shanghai Fosun High Technology (Group) Co., Ltd. as of June 30, 2021. Shanghai Fosun High Technology (Group) Co. Ltd is a wholly-owned subsidiary of Fosun International Limited, which is a subsidiary of Fosun Holdings Limited, which is a wholly-owned subsidiary of Fosun International Holdings Ltd. Fosun International Holdings Ltd. is beneficially held approximately 85.29% by Guo Guangchang and 14.71% by Wang Qunbin. Guo Guangchang controls Fosun International Holdings Ltd. and could therefore be deemed the beneficial owner of the Ordinary Shares held by Fosun Industrial.

(22)	Star Advantage is a company incorporated in British Virgin Islands and existing under the laws of BVI Business Companies Act. The business address and telephone number of Star Advantage is Suite 1109, Two International Finance Centre, 8 Finance Street, Central, Hong Kong, +852 3628 2388. The principal business of Star Advantage is investment holding. Star Advantage is majority owned by Ms. Han Min, who is a Hong Kong passport holder and has been retired for the past five years.

(23)	Golden Majestic is a company incorporated in British Virgin Islands and existing under the laws of BVI Business Companies Act. The business address and telephone number of Golden Majestic is Suite 1109, Two International Finance Centre, 8 Finance Street, Central, Hong Kong, +852 3628 2388. The principal business of Golden Majestic is investment holding. Golden Majestic is majority owned by Ms. Luo Xiaohong, who is a Chinese passport holder and has been retired for the past five years.

(24)	Apex Strategic is a company incorporated in British Virgin Islands and existing under the laws of BVI Business Companies Act. The business address and telephone number of Apex Strategic is Suite 1109, Two International Finance Centre, 8 Finance Street, Central, Hong Kong, +852 3628 2388. The principal business of Apex Strategic is investment holding. Apex Strategic is majority owned by Mr. Shi Yufeng, who is a Hong Kong passport holder and has been retired for the past five years.

(25)	Junson is a company incorporated and existing under the laws of the British Virgin Islands and controlled by Mr. Kui Cai. The business address and telephone number of Junson is Units 5211-12, 52/F, The Center, 99 Queen’s Road Central, Hong Kong, +852 2851 3663. The principal business of Junson is investment management.

(d)	During the last five years, none of the Reporting Persons or, to the best of such Reporting Person’s knowledge, any of its directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons or, to the best of such Reporting Person’s knowledge, any of its directors or executive officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All information contained in this Item 2 concerning each Reporting Person has been supplied by such Reporting Person, and no Reporting Person has provided any disclosure with respect to any other Reporting Person.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby amended and supplemented by the following:

The description of the Merger Agreement (as defined below), the Facilities Agreement (as defined below), the Existing Facility Amendment Deed (as defined below), the Equity Commitment Letters (as defined below), the Limited Guarantees (as defined below), the Support Agreement (as defined below), the Interim Investors Agreement (as defined below), the Management Rollover Agreement (as defined below) and the Rollover Agreements (as defined below) are incorporated by reference in this Item 3.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following:

Merger Agreement

On August 4, 2021, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Unicorn II Holdings Limited (“HoldCo”), Unicorn II Parent Limited (“Parent”), a wholly owned subsidiary of HoldCo, and Unicorn II Merger Sub Limited (“Merger Sub”), a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer being the surviving company (the “Surviving Company”) and an indirect wholly-owned subsidiary of HoldCo.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each ordinary share of the Issuer (each, a “Share”) issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$12.00 in cash per Share without interest, and each warrant of the Issuer (each, a “Warrant”) issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$2.70 in cash per Warrant without interest, except for (a) Shares held by HoldCo, Parent, Merger Sub, the Issuer or any of their respective subsidiaries, which will be cancelled and cease to exist without payment of any consideration or distribution from the Issuer therefor, (b) certain Shares and/or Warrants held by NFPH, Carnival, Max Rising, Ms. Roberta Lipson, Mr. Ying Zeng, Vivo LLC, Nan Fung, Shimao, Aspex Parties, Hysan, LY, SHH, ADS, Yunqi, MYAO, Smart Will, Fosun Industrial, Star Advantage, Golden Majestic, Apex Strategic, Junson or their respective affiliates (each, a “Supporting Securityholder”), the Management Rollover Securityholders and the Other Rollover Securityholders (each as defined below), which will be cancelled and cease to exist without payment of any consideration or distribution from the Issuer therefor and (c) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to the laws of the Cayman Islands, which will be cancelled and cease to exist at the Effective Time and such shareholders will be entitled to receive only the payment of the fair value of such dissenting Shares held by them determined in accordance with the laws of the Cayman Islands. In addition, each Warrant for which the holder thereof has timely provided consent to a certain warrant amendment as provided under the Merger Agreement (the “Warrant Amendment”) and has not revoked such consent prior to the deadline established by the Issuer for the warrantholders to submit consents will be entitled to a consent fee of US$0.30 in cash per Warrant without interest, except for Warrants held by NFPH.

Pursuant to the Merger Agreement, at the Effective Time, (i) each option to purchase Shares (the “Company Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive, in accordance with an equity incentive plan to be established by HoldCo (the “HoldCo Share Plan”), an option to purchase the same number of ordinary shares of HoldCo (the “HoldCo Shares”) as the total number of Shares subject to such Company Option immediately prior to the Effective Time, at a per share exercise price equal to the applicable exercise price per Share underlying such Company Option and subject to substantially the same terms and conditions (including as to vesting) as applicable to such Company Option in effect immediately prior to the Effective Time; and (ii) each restricted share unit of the Issuer (the “Company RSU Award”), whether vested or unvested, that is outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive, in accordance with the HoldCo Share Plan, one restricted stock unit to acquire the same number of HoldCo Shares as the total number of Shares subject to such Company RSU Award immediately prior to the Effective Time, subject to substantially the same terms and conditions (including as to vesting) as applicable to such Company RSU Award in effect immediately prior to the Effective Time.

The Merger, which is currently expected to close during the fourth quarter of 2021, is subject to customary closing conditions, including, among others, (i) that the Merger Agreement shall be authorized and approved by an affirmative vote of shareholders representing at least two-thirds of the Shares present and voting in person or by proxy at an extraordinary general meeting of the Issuer’s shareholders; (ii) that the Warrantholder Consent (as defined in the Merger Agreement) shall be obtained and the Warrant Amendment shall be entered into in accordance with the Merger Agreement and shall take effect no later than the Effective Time and (iii) that the aggregate amount of dissenting Shares shall be no more than 10% of the total outstanding Shares immediately prior to the Effective Time. If completed, the Merger will result in the Issuer becoming a privately-held company and its Shares will no longer be listed on the New York Stock Exchange.

Limited Guarantees and Equity Commitment Letters

Concurrently with the execution of the Merger Agreement, each of the persons named under column (A) below entered into a limited guarantee (collectively, the “Limited Guarantees”) in favor of the Issuer whereby such person(s) agreed to irrevocably and unconditionally guarantee their respective portion (as set forth opposite such person(s)’s name(s) under column (B)) of HoldCo’s obligation to pay the Issuer the HoldCo Termination Fee (as defined in the Merger Agreement) and certain costs and expenses, if and as required pursuant to the terms of the Merger Agreement, up to an aggregate amount equal to their respective portion of $64,260,000, as well as an equity commitment letter (collectively, the “Equity Commitment Letters”) with such person(s) confirming its commitment to contribute to HoldCo cash in the amount set forth opposite such person(s)’s name(s) under column (C) (subject to certain adjustments as set forth in its Equity Commitment Letter) in exchange for Holdco Shares for the purpose of funding the Merger consideration and fees and expenses incurred by HoldCo in connection with the transactions contemplated by the Merger Agreement.

(A) Name	(B) LG Percentage	(C) Equity Commitment Amount
WSCP VIII Emp Onshore Investments, L.P., WSCP VIII Emp Offshore Investments, L.P., West Street Capital Partners VIII, L.P., West Street Capital Partners VIII - Parallel, L.P., WSCP VIII Offshore Investments, SLP, Goldman Sachs Asia Strategic II Pte. Ltd. and West Street Private Markets 2021, L.P. (collectively, “Goldman Sachs”)	19.11%	US$150,000,000
Warburg Pincus (Callisto) Global Growth (Cayman), L.P., Warburg Pincus (Europa) Global Growth (Cayman), L.P., Warburg Pincus Global Growth-B (Cayman), L.P., Warburg Pincus Global Growth-E (Cayman), L.P., Warburg Pincus Global Growth Partners (Cayman), L.P., WP Global Growth Partners (Cayman), L.P., Warburg Pincus China-Southeast Asia II (Cayman), L.P., Warburg Pincus China-Southeast Asia II-E (Cayman), L.P., WP China-Southeast Asia II Partners (Cayman), L.P. and Warburg Pincus China-Southeast Asia II Partners, L.P.	19.11%	US$150,000,000
Unicorn Holding Partners LP	34.39%	US$270,000,000
Proprium Real Estate Special Situations Fund, LP	5.10%	US$40,000,000
Yi Fang Da Sirius Inv. Limited	6.37%	US$50,000,000
Gaorong Partners Fund V, L.P. and Gaorong Partners Fund V-A, L.P.	3.82%	US$30,000,000
Pleiad Asia Master Fund and Pleiad Asia Equity Master Fund	3.82%	US$30,000,000
Aspex Master Fund	3.18%	US$25,000,000
Yunqi China Special Investment A	1.27%	US$10,000,000
NewQuest Asia Fund IV (Singapore) Pte. Ltd.	3.82%	US$30,000,000

Facilities Agreement

In connection with the Merger, Merger Sub entered into a facilities agreement (the “Facilities Agreement”) on December 1, 2021 with, amongst others, Shanghai Pudong Development Bank Co., Ltd. Putuo Sub-Branch (“SPDB”) as agent and security agent (in such capacities, the “Agent”), and SPDB and China Merchant Bank Shanghai Branch (“CMB”) as the original lenders (collectively, the “Lenders”). Under the terms and subject to the conditions of Facilities Agreement, the Lenders have committed to make available to Merger Sub a senior term loan facility in an aggregate commitment amount equal to the RMB equivalent of US$200,000,000.

The proceeds of the debt financing to be incurred pursuant to the Facilities Agreement are expected to be used to partially finance, amongst others, the consideration payable for the Merger and the transaction expenses relating thereto. The terms of the existing facility granted to NF Unicorn Chindex Holding Limited (the “Existing Facility”) will survive the Merger, and certain of its terms (including its amortization schedule and financial covenants) will be amended and restated pursuant to an amendment and restatement deed dated December 1, 2021 (the “Existing Facility Amendment Deed”) to cater for the Merger and the Facilities Agreement, and no mandatory prepayment will be required for the Existing Facility to survive.

Merger Sub only expects to borrow up to an aggregate of RMB equivalent of US$200,000,000 of senior secured term loans to finance, amongst others, the Merger.

Support Agreement

Concurrently with the execution of the Merger Agreement, Holdco and each Supporting Securityholder entered into a support agreement dated August 4, 2021 (the “Support Agreement”). Pursuant to the Support Agreement, each Supporting Securityholder agreed (a) to vote in favor of the approval, adoption and authorization of the Merger Agreement and the approval of the Merger and any other transactions contemplated by the Merger Agreement, (b) to vote in favor of the approval and adoption of the Warrant Amendment and the approval of the transactions contemplated thereby, and (c) the Rollover Shares (as defined in the Support Agreement) and the Rollover Warrants (as defined in the Support Agreement) will be cancelled at the closing of the Merger in consideration for HoldCo Shares to be subscribed for by such Supporting Securityholder or their affiliates.

Interim Investors Agreement

In connection with the Merger, HoldCo, Parent, Merger Sub, NFPH, each Supporting Securityholder, HMJ Holdings II Limited (“HMJ II”), HMJ Holdings III Limited (“HMJ III”) and additional Investors (as defined in the Interim Investors Agreement) who or whose affiliates delivered one or more Equity Commitment Letters entered into an interim investors agreement (the “Interim Investors Agreement”) in order to establish certain terms and conditions that will govern the actions of HoldCo, Parent and Merger Sub and the relationship among the Investors with respect to the Merger Agreement, the Equity Commitment Letters, the Limited Guarantees and the Support Agreement, and the transactions contemplated thereby.

Management Rollover Agreement

In connection with the Merger, HoldCo, HMJ II and 43 shareholders of the Issuer who are current or former employees of the Issuer and, to the best knowledge of the Issuer, who collectively hold 953,102 Shares as of such time (the “Management Rollover Securityholders”) entered into a management rollover agreement dated October 5, 2021 (the “Management Rollover Agreement”). Pursuant to the Management Rollover Agreement, each Management Rollover Securityholder agreed, among other things, that their Rollover Shares (as defined in the Management Rollover Agreement) will be cancelled at the closing of the Merger in consideration for HoldCo shares to be subscribed for by HMJ II.

Rollover Agreement

In connection with the Merger, HoldCo and HMJ III and 16 shareholders of the Issuer, to the best knowledge of the Issuer, who collectively hold 5,421,725 Shares as of such time (the “Other Rollover Securityholders”) entered into rollover agreements dated October 5, 2021 and December 2, 2021, respectively (collectively, the “Rollover Agreements”). Pursuant to the Rollover Agreements, each Other Rollover Securityholder agreed, among other things, that their Rollover Shares (as defined in the Rollover Agreements) will be cancelled at the closing of the Merger in consideration for HoldCo shares to be subscribed for by HMJ III.

The foregoing descriptions of the Merger Agreement, the Facilities Agreement, the Existing Facility Amendment Deed, the Equity Commitment Letters, the Limited Guarantees, the Support Agreement, the Interim Investors Agreement, the Management Rollover Agreement and the Rollover Agreements (each a “Merger Document”, and collectively, the “Merger Documents”) do not purport to be complete and are qualified in their entirety by reference to the full text of each such Merger Document, and each of the Merger Agreement, the Facilities Agreement, the Existing Facility Amendment Deed, the Support Agreement, the Interim Investors Agreement, the form of the Equity Commitment Letter and the Limited Guarantee, the Management Rollover Agreement and the Rollover Agreements is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Merger Documents, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In connection with the Merger, the Reporting Persons may engage in discussions with management, the Board of Directors, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, including the Merger, changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors of the Issuer. There can be no assurance, however, that any proposed transaction would receive the requisite approvals from the respective governing bodies and shareholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

(a) and (b) The information contained on the cover pages to this Amendment No. 5 is incorporated herein by reference.

Group Interest

As a result of each Reporting Person’s actions in respect of the Merger, each Reporting Person may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act comprising NFPH, Carnival, Mr. Kam Chung Leung, Ms. Roberta Lipson, Max Rising, Mr. Carl Wu, Mr. Ying Zeng, Vivo LLC, Nan Fung, Shimao, Aspex, Hysan, LY, SHH, ADS, Yunqi, MYAO, Smart Will, Fosun, Star Advantage, Golden Majestic, Apex Strategic and Junson. As a result, the group may be deemed to have acquired beneficial ownership of all the Ordinary Shares beneficially owned by each member of the “group”. As such, the group may be deemed to beneficially own in the aggregate 104,712,152 (excluding, to the best knowledge of the Issuer, the 953,102 Ordinary Shares held by the Management Rollover Securityholders and the 5,421,725 Ordinary Shares held by the Other Rollover Securityholders) Ordinary Shares, which represents approximately 69.6% of the total outstanding Ordinary Shares (assuming all of the warrants as to which the group may be deemed the beneficial owner have been exercised). The above Ordinary Shares do not include any Ordinary Shares which may be beneficially owned by any of the other parties to the Merger Documents not listed above. The Reporting Persons have been notified that Goldman Sachs and/or its affiliates may beneficially own certain Ordinary Shares and intend to file separate beneficial ownership reports with the SEC related thereto. Any such Ordinary Shares are not subject to the Support Agreement or any other Merger Document. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Ordinary Shares beneficially owned in the aggregate by other members of the “group” and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Schedule I sets forth transactions in the Ordinary Shares which were effected from October 4, 2021 to December 2, 2021, all of which were effected in the ordinary course of business of MYAO or its affiliates. The transactions in the Ordinary Shares described in Schedule I were effected on the New York Stock Exchange. Except as set forth in Schedule I hereto, no transactions in the Ordinary Shares were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed in connection with such Reporting Person under Item 2 hereto from October 4, 2021 to December 2, 2021.

(d) The paragraph under Item 6, “Stock Pledge Agreements”, is incorporated herein by reference. Except as described in Item 6, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is amended and supplemented by inserting the following:

Item 4 above summarizes certain provisions of the Merger Documents and is incorporated herein by reference. A copy of each of the Merger Documents is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Stock Pledge Agreements

On May 18, 2020, each of NFPH, Mr. Kam Chung Leung and Mr. Carl Wu entered into a Stock Pledge Agreement with China Merchants Bank Co., Ltd., Shenzhen Branch (“CMB Shenzhen”), pursuant to which NFPH pledged 8,500,000 Ordinary Shares to CMB Shenzhen, Mr. Leung pledged 2,175,000 Ordinary Shares to CMB Shenzhen, and Mr. Wu pledged 1,087,500 Ordinary Shares to CMB Shenzhen.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
99.1	Agreement and Plan of Merger, dated August 4, 2021, by and among HoldCo, Parent, Merger Sub, the Issuer (previously filed)
99.2	Form Limited Guarantee, dated August 4, 2021, by certain persons in favor of the Issuer (previously filed)
99.3	Form Equity Commitment Letter, dated August 4, 2021, by certain persons in favor of HoldCo (previously filed)
99.4	Support Agreement, dated August 4, 2021, by and among HoldCo and each Supporting Securityholder (previously filed)
99.5	Interim Investors Agreement, dated August 4, 2021, by and among HoldCo, Parent, Merger Sub, NFPH, each Supporting Securityholder, HMJ II, HMJ III and certain additional Investors as listed therein (previously filed)
99.6	Management Rollover Agreement, dated October 5, 2021, by and among HoldCo, HMJ II and each Management Rollover Securityholder (previously filed)
99.7	Rollover Agreement, dated October 5, 2021, by and among HoldCo, HMJ III and each Other Rollover Securityholder (previously filed)
99.8	Joint Filing Agreement by and among the Reporting Persons (previously filed)
99.9	Facilities Agreement, dated December 1, 2021 by and among Merger Sub, Parent, the Agent and the Lenders
99.10	Amendment and Restatement Deed, dated December 1, 2021 by and between NF Unicorn Chindex Holding Limited, Chindex International Inc., the lenders listed therein, and Shanghai Pudong Development Bank Co., Ltd., Putuo Sub-Branch as agent
99.11	Rollover Agreement, dated December 2, 2021, by and among HoldCo, HMJ III and certain other parties therein

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2 , 2021

NEW FRONTIER PUBLIC HOLDING LTD.

/s/ Carl Wu
Name: Carl Wu
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2 , 2021

STRATEGIC HEALTHCARE HOLDING LTD.

/s/ Carl Wu
Name: Carl Wu
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2 , 2021

CARNIVAL INVESTMENTS LIMITED

/s/ Kam Chung Leung
Name: Kam Chung Leung
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2 , 2021

Mr. Kam Chung Leung

/s/ Kam Chung Leung
Name: Kam Chung Leung

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2 , 2021

Ms. Roberta Lipson

/s/ Roberta Lipson
Name: Roberta Lipson

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2 , 2021

MAX RISING INTERNATIONAL LIMITED

/s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2 , 2021

Mr. Carl Wu

/s/ Carl Wu
Name: Carl Wu

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2 , 2021

Mr. Ying Zeng

/s/ Ying Zeng
Name: Ying Zeng

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2 , 2021

VIVO CAPITAL IX (CAYMAN), LLC

/s/ Frank Kung
Name: Frank Kung
Title: Managing Member

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2 , 2021

NF SPAC HOLDING LIMITED

/s/ Tang Chun Wai Nelson
Name: Tang Chun Wai Nelson
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2 , 2021

SUN HING ASSOCIATES LIMITED

/s/ Tang Chun Wai Nelson
Name: Tang Chun Wai Nelson
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2 , 2021

NAN FUNG GROUP HOLDINGS LIMITED

/s/ Tang Chun Wai Nelson
Name: Tang Chun Wai Nelson
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2 , 2021

BRAVE PEAK LIMITED

/s/ Hui Mei Mei, Carol
Name: Hui Mei Mei, Carol
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2 , 2021

ASPEX MASTER FUND

/s/ Li Ho Kei
Name: Li Ho Kei
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2 , 2021

ASPEX MANAGEMENT (HK) LIMITED

/s/ Li Ho Kei
Name: Li Ho Kei
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2 , 2021

LI Ho Kei

/s/ Li Ho Kei
Name: Li Ho Kei

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2 , 2021

SMART SCENE INVESTMENT LIMITED

/s/ Lui Kon Wai
Name: Lui Kon Wai
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2 , 2021

LY HOLDING CO., LIMITED

/s/ Ng Ka Lam
Name: NG Ka Lam
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2 , 2021

ADVANCE DATA SERVICES LIMITED

/s/ Ma Huateng
Name: Ma Huateng
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2 , 2021

YUNQI CHINA SPECIAL INVESTMENT A

/s/ Wang Christopher Min Fang
Name: Wang Christopher Min Fang
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2 , 2021

MY ASIAN OPPORTUNITIES MASTER FUND, L.P.
By: MY Asian Opportunities GP Limited, its General Partner

/s/ Kevin Carr
Name: Kevin Carr
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2 , 2021

SMART WILL INVESTMENTS LIMITED

/s/ Chan Wai Kan
Name: Chan Wai Kan
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2 , 2021

FOSUN INDUSTRIAL CO., LIMITED

/s/ Xiaohui Guan
Name: Xiaohui Guan
Title: Director

SHANGHAI FOSUN PHARMACEUTICAL (GROUP) CO., LTD.

/s/ Xiaohui Guan
Name: Xiaohui Guan
Title: Authorized Signatory

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2 , 2021

STAR ADVANTAGE GLOBAL LIMITED

/s/ Han Min
Name: Han Min
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2 , 2021

GOLDEN MAJESTIC INVESTMENTS LIMITED

/s/ Luo Xiaohong
Name: Luo Xiaohong
Title: Director

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2 , 2021

APEX STRATEGIC VENTURES LIMITED

/s/ Jin Yuanying
Name: Jin Yuanying
Title: Authorised Signer

[Signature Page to Schedule 13D]

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2 , 2021

JUNSON DEVELOPMENT INTERNATIONAL LIMITED

/s/ Kui Cai
Name: Kui Cai
Title: Director

[Signature Page to Schedule 13D]

SCHEDULE I

Trade Date	Quantity	Buy (B) / Sell (S)	Executed Price
10/04/2021	117,249.00	B	11.23
10/04/2021	110,400.00	B	11.23
10/25/2021	20,699.00	B	11.203
10/25/2021	86,998.00	B	11.21

Schedule I